Exhibit 99.1

PQ CORPORATION
Unaudited Condensed Consolidated

Financial Statements and Footnotes

For the Periods Ended:   March 31, 2005

EXPLANATORY NOTE

These unaudited condensed consolidated financial statements are being filed to restate previously issued condensed consolidated financial statements included in Form S-4 as filed with the SEC (“Original Report”) to reflect the correction of accounting errors related to purchase accounting. See Note 1 to the condensed consolidated financial statements for the Successor seven week period ended March 31, 2005 for a discussion of the nature of these errors and the impact on the restated condensed consolidated financial statements.

Except for matters related to the aforementioned restatement and for changes to financial statement footnotes 3, 4, 5, 6, 10, 14 and 15, this amendment does not modify or update other disclosures in the Original Report, including the nature and character of such disclosure to reflect events occurring after the filing date of the Original Report. Accordingly, these unaudited financial statements and footnotes should be read in conjunction with our filings made subsequent to the Original Report.

INDEX

Financial Statements

CONDENSED CONSOLIDATED BALANCE SHEETS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	Successor	Predecessor
	March 31, 2005	December 31, 2004
	(as restated)
ASSETS
Cash and cash equivalents	$21,312	$12,809
Receivables, net	93,326	89,331
Inventories	92,018	62,926
Prepaid and other current assets	25,011	15,918
Total current assets	231,667	180,984

Investments in affiliated companies	72,856	27,305
Property, plant and equipment, net	362,628	233,986
Goodwill	201,689	28,993
Tradenames	53,300	—
Other intangible assets, net	134,280	2,805
Other long-term assets	46,565	35,440
Total assets	$1,102,985	$509,513

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$4,119	$17,673
Cash overdraft	2,746	4,653
Accounts payable	36,596	42,993
Accrued liabilities	43,310	48,955
Total current liabilities	86,771	114,274

Long-term debt	607,108	53,391
Deferred income taxes	181,316	5,111
Other long-term liabilities	82,092	52,408
Minority interest in equity of subsidiaries	5,722	4,038
Commitments and contingencies
Shares subject to mandatory redemption	—	6,361
Stockholders’ equity	139,976	273,930
Total liabilities and stockholders’ equity	$1,102,985	$509,513

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	Successor	Predecessor
	Seven weeks ended March 31, 2005	Six weeks ended February 11, 2005	Three months ended March 31, 2004
	(as restated)
Sales	$75,213	$64,195	$139,044
Cost of goods sold	66,181	48,576	104,524
Gross profit	9,032	15,619	34,520

Selling, general and administrative expenses	16,672	11,221	22,508
Other operating expense	16,630	12,267	699
Operating (loss) income	(24,270)	(7,869)	11,313

Equity in net income (loss) of affiliated companies	4,159	(265)	2,153
Interest expense, net	5,351	771	1,634
Other expense	7,105	356	923
Income (loss) before income taxes and minority interest	(32,567)	(9,261)	10,909

Provision (benefit) for income taxes	(4,482)	(2,522)	3,655
Minority interest	72	59	105
Net (loss) income	$(28,157)	$(6,798)	$7,149

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Successor	Predecessor
	Seven weeks ended March 31,	Six weeks ended February 11,	Three months ended March 31,
	2005	2005	2004
Net cash (used) provided by operating activities	$(33,010)	$(6,965)	$5,882

Cash flows from investing activities:
Proceeds from sale of capital assets	—	—	2
Purchases of property, plant and equipment	(3,089)	(2,358)	(4,303)
Merger consideration	(626,000)	—	—
Merger costs, capitalized	(6,485)	—	—
Net cash used for investing activities	(635,574)	(2,358)	(4,301)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	(1,890)	44,857	(6,814)
Issuance of long-term debt	335,000	—	6,800
Issuance of senior notes	275,000	—	—
Debt acquisition costs	(16,503)	—	—
Repayments of long-term debt	(114,524)	—	(246)
Proceeds from issuances of treasury stock	—	1,161	54
Purchases of stock	—	(47)	(966)
Equity contribution	163,600	—	—
Distributions to minority interest	—	—	(75)
Dividend distribution	—	—	(2,718)
Net cash provided by (used in) financing activities	640,683	45,971	(3,965)

Effect of exchange rate changes on cash	456	(700)	(13)

Net change in cash and cash equivalents	(27,445)	35,948	(2,397)

Cash and cash equivalents at beginning of period	48,757	12,809	10,784

Cash and cash equivalents at end of period	$21,312	$48,757	$8,387

See accompanying notes to condensed consolidated financial statements.

PQ CORPORATION & SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTSS
(in thousands)
(unaudited)

1. Statement of Information Furnished:

On December 15, 2004, PQ Corporation (“Company”) and Niagara Acquisition, Inc. and its parent company, Niagara Holdings, Inc. (“Holdings”), entered into an Agreement and Plan of Merger, pursuant to which Niagara Acquisition, Inc. merged with and into PQ Corporation, with PQ Corporation as the surviving entity and a wholly owned subsidiary of Holdings (the “Merger”). Holdings is a newly formed Delaware corporation, a substantial majority of the outstanding capital stock of which is owned by JPMorgan Partners LP and certain affiliated funds (“Sponsor”). The Merger was consummated on February 11, 2005. The total merger consideration paid, excluding fees and expenses, consists of the stated purchase price of $626,000 and capitalized acquisition costs of $6,485.

In connection with the Merger, substantially all existing debt as of February 11, 2005 was repaid in the amount of $120,849, including interest and make-whole payments of $5,185 for the early retirement of debt. The Merger was financed through borrowings under a $335,000 term loan, the issuance of $275,000 of senior subordinated notes, a $163,600 equity contribution from the Sponsors and existing cash on hand.

The Company refers to the Merger and the related financing described above, collectively, as the Transactions. For purposes of identification and description, the Company is referred to as the Predecessor for the period prior to the Transactions on February 11, 2005, and the Successor for the period subsequent to the Transactions.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, all adjustments of a normal and recurring nature necessary to present fairly the financial position and results of operations have been included. The results of operations are not necessarily indicative of the results to be expected for the full year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

Restatement

In connection with our year-end close, the Company determined a portion of the amount allocated to inventory through our initial purchase accounting for inventory acquired in the Transactions was incorrectly charged to cost of goods sold in the Successor’s Condensed Consolidated Statement of Operations. Given the Company accounts for certain of its inventory under the last-in, first-out (“LIFO”) method of inventory accounting, the portion of the fair value allocation relating to LIFO inventory should not have been charged to the Statement of Operations but instead, should have remained on the Company’s Balance Sheet.

The primary effects of the restatement on the March 31, 2005 financial statements are summarized below:

On the Consolidated Balance Sheet inventory was understated by $7,499, total current assets was understated by $7,499, retained earnings was understated by $4,631 and total stockholders’ equity was understated by $4,631.

On the Consolidated Statement of Operations for seven weeks ended March 31, 2005, cost of good sold was overstated by $7,499, benefit for income taxes was overstated by $2,868, and net loss was overstated by $4,631.

In addition, in connection with the preparation of its year end 2005 financial statements, the Company determined that its deferred tax liability on the undistributed earnings of non-U.S. subsidiaries was not properly calculated for the prior interim periods during 2005. Given that the Successor’s management does not consider the earnings of non-U.S. subsidiaries to be permanently reinvested, as had the Predecessor, the impact of this change is being recorded as a purchase accounting adjustment to the February 11, 2005 opening balance sheet. The impact of this restatement on the March 31, 2005 financial statements is an increase to deferred income taxes and goodwill of $35,768 compared to the amounts previously recorded. Also, in the Consolidated Statement of Operations for the seven weeks ended March 31, 2005, the benefit for income taxes was overstated and net loss was understated by $1,310.

In addition, the Company made certain other immaterial reclassifications and purchase accounting related adjustments to the restated financial statements. There is no impact on the net cash used in operating activities, net cash used for investing activities, or on net cash provided by financing activities as reported on the condensed consolidated statements of cash flows.

The following schedules reconcile the amount originally reported in the Company’s financial statements included in Form S-4 to corresponding amounts which have been revised to reflect the matters described above.

	Successor
	Seven weeks ended March 31, 2005
	As Reported	As Restated
Cost of goods sold	$72,665	$66,181
Gross profit	1,533	9,032
Operating (loss) income	(31,769)	(24,270)
Equity in net income (loss) of affiliated companies	4,287	4,159
Interest expense, net	6,441	5,351
Income before income taxes and minority interest	(41,028)	(32,567)
Provision (benefit) for income taxes	(9,642)	(4,482)
Net (loss) income	(31,458)	(28,157)

	Successor
	March 31, 2005
	As Reported	As Restated
Inventories	$84,519	$92,018
Total current assets	224,168	231,667
Investments in affiliated companies	72,984	72,856
Goodwill	164,831	201,689
Total assets	1,058,756	1,102,985
Accrued liabilities	41,386	43,310
Total current liabilities	84,847	86,771
Deferred income taxes	142,312	181,316
Total liabilities	916,359	957,287
Stockholders’ equity	136,675	139,976
Total liabilities and stockholders’ equity	1,058,756	1,102,985

In accordance with the Emerging Issues Task Force (“EITF”) No. 00-10 “Accounting for Shipping and Handling Revenues and Costs,” costs related to shipping and handling of products shipped to customers are classified as cost of goods sold. The Company reclassed freight costs which were previously netted against sales to cost of goods sold of $1,015 for the Successor seven weeks ended March 31, 2005, $780 for the Predecessor six weeks ended February 11, 2005 and $1,402 for the Predecessor thirteen weeks ended March 31, 2004 in order to present sales for all periods shown on a consistent basis.

2. Recently Issued Accounting Standards:

In December 2004, Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, was issued. The amendment requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation to employees. It also provides guidance for determining whether an award is a liability-classified award or an equity-classified award, and determining grant-date fair value. This statement is effective for most public companies’ interim or annual periods beginning after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (“SEC”) approved a rule that delayed the effective date of adoption for the Company until the first quarter of 2006. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. Management is examining its shared-based-programs and is still evaluating the impact of adopting SFAS No. 123 (R) and SAB No. 107, if any.

In November 2004, SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4,” was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact, if any, of SFAS No. 151.

In December 2004, two FASB Staff Positions (“FSPs”) were issued to address accounting issues resulting from the enactment of the American Jobs Creation Act of 2004 (“Jobs Creation Act”), which occurred on October 22, 2004. The first, FSP 109-1, “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” was issued to address whether a deduction for qualified production activities income should be accounted for as a deduction under SFAS No. 109 or as a tax rate reduction. This FSP is not expected to have a material impact on the Company’s financial position or results of operations. The second, FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,” addresses whether an enterprise should be allowed additional time beyond the 2004 financial reporting period to evaluate the impact of the Jobs Creation Act and plans for unremitted foreign earnings repatriation. The FSP provides an entity with additional time to evaluate the effect of the Jobs Creation Act, which is an exception to the provisions of SFAS No. 109 that require an entity to adjust its deferred tax assets and liabilities for the effects of a change in tax laws or rates in the period that includes the enactment date. A provision of the Act allows United States companies to repatriate foreign earnings at a substantially reduced tax rate until October 2005. The Company has decided to avail itself of this provision of the Act. However, it is still in the process of determining to what extent the Act will be utilized and the total amount of funds to be repatriated. Refer to the income taxes footnote for additional discussion.

In March 2005, FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), was issued. This statement clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” which refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 will be effective for the fourth quarter of 2005. The Company is assessing the impact that FIN 47 will have on the financial condition, results of operations and statements of cash flows.

3.  Business Combination:

SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” govern the accounting and reporting for business combinations. SFAS No. 141 requires all business combinations be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on at least an annual basis. The Successor has accounted for the Transactions in accordance with these standards. The merger of PQ Corporation with Niagara Acquisition, Inc. is being treated as a purchase with Holdings (whose sole asset is its investment in the common stock of the Company) as the accounting acquirer in accordance with SFAS No. 141.

Immediately prior to closing, pursuant to their original terms, all of the Predecessor’s outstanding stock options and awards vested and the Predecessor exercised its purchase option to purchase, at fair value, all of the shares of common stock to be acquired by exercise of options and awards held by employees pursuant to the Stock Option and Award Plan. As a result, immediately before the Transactions, compensation expense of approximately $2,400 was recorded in selling, general and administrative expenses in the Consolidated Statement of Operations for the six weeks ended February 11, 2005 for the unvested portion of the options and awards.

The closing of the Transactions represented a change in control under certain executives’ employment agreements. As a result, the Company recorded a charge in other expense of approximately $5,600 for severance provided to certain executives terminated before the closing of the Transactions in the Predecessor’s Statement of Operations. In addition, the Successor is required to pay $3,891 pursuant to these agreements to executives who resigned subsequent to the Transactions and recorded a charge for such amount in the Successor’s Consolidated Statement of Operations.

The Company incurred other costs relating to the Transactions, primarily for sponsor fees, broker fees, legal and consulting of approximately $26,900 that were recorded in other operating expense.

The table below summarizes the preliminary allocation of the total cost of the Merger to the assets acquired and liabilities assumed. The purchase price was allocated first to tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. The remaining excess of the purchase price over the fair value of assets acquired and liabilities assumed was then recorded as goodwill. The allocation of purchase price is based on a preliminary study performed by a valuation specialist and is subject to further analysis and completion. Any revision to the estimated fair values of assets acquired and liabilities assumed will result in an adjustment to goodwill. The Company anticipates that the study performed by the valuation specialist will be completed in the third quarter of 2005.

(as restated)
Net cash paid to acquire stock	$626,000
Transaction costs, capitalized	6,485
Total purchase price	$632,485

The purchase price was preliminarily allocated as follows:
Cash	$48,756
Receivables	91,813
Inventories	99,483
Prepaid and other current assets	16,385
Property, plant and equipment	366,707
Investments in affiliated companies	68,742
Goodwill	201,689
Other intangible assets	192,397
Other assets	30,888
Fair value of assets acquired	1,116,860
Current liabilities	(134,106)
Long-term debt	(80,665)
Deferred income taxes	(182,348)
Other liabilities	(87,256)
Purchase price	$632,485

The total intangible assets amounted to $192,397, of which $53,300 was assigned to trade names that are not subject to amortization. In addition, total intangible assets included $3,338 of capitalized in-process research and development that was immediately written off to selling, general and administrative expenses in the Successor’s Statement of Operations.

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories as of February 11, 2005 were recorded at net realizable value (which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity) which, in the case of finished products, was $24,555 higher than the Predecessor’s historical manufacturing cost. The Successor’s cost of products sold for the seven weeks ended March 31, 2005 includes a pre-tax charge of $6,812 for the portion of finished product sold during the period.

In addition, certain raw material inventory purchased under favorable supply agreements were revalued to fair market value, which was $2,473 higher than historical cost. The Successor’s cost of products sold for the seven weeks ended March 31, 2005 included a pre-tax charge of $888 for the portion of raw materials used in finished products that were sold during the period.

The management team of the Successor will finalize plans to involuntarily terminate certain employees and rationalize certain plant locations during the second quarter of 2005. Although the intent to restructure has been announced, the details including employees to be affected and locations which may be closed are still being finalized. The cost and expected future savings of the restructuring program are currently in the process of being estimated and are not available at this time. The result of this planned restructuring program will be an increase in accrued liabilities acquired and an increase in goodwill. Subsequent cash expenditures toward this program will be charged to accrued liabilities when they are incurred.

4.  Pro forma Information:

The following schedule includes statements of operations data for the unaudited results for the three months ended March 31, 2005 and March 31, 2004 as if the Transactions had occurred as of January 1 of each respective year. The pro forma information includes the actual results with adjustments for the pro forma effect of the change in interest expense related to the changes in capital structure resulting from the financings discussed in Note 9, purchase accounting adjustments resulting in changes to depreciation and amortization expenses, the revaluation of inventory to fair market value, and the reduction in pension and postretirement benefit expense resulting from the elimination of the unamortized actuarial losses and prior service costs and the unamortized transition obligation.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the results of operations would have been had the Transactions occurred on the dates indicated above, nor does it purport to project the results of operations for any future period.

	Pro forma three months ended March 31,
	2005	2004
	(as restated)	(as restated)

Net sales	$139,408	$139,044
Net loss	(13,562)	(12,343)

The pro forma adjustments are primarily based on a preliminary assessment of the fair market value of assets acquired and liabilities assumed that was performed by an independent appraisal firm. When the appraisals are finalized, the allocation of the excess of the consideration paid over the net book value of assets acquired and liabilities assumed will be revised as required. The table in Note 3 summarizes the total acquisition consideration and the estimated allocations paid to the assets acquired and liabilities assumed.

5.  Comprehensive (Loss) Income:

The following table summarizes comprehensive (loss) income:

	Successor	Predecessor
	Seven weeks	Six weeks	Three months
	ended	ended	ended
	March 31,	February 11,	March 31,
	2005	2005	2004
	(as retated)

Net income (loss)	$(28,157)	$(6,798)	$7,149
Gains in fair values of derivatives qualifying as hedges	6,497	785	2,266
Foreign currency translation adjustments, net of tax	(1,963)	(4,676)	(1,029)

Comprehensive (loss) income	$(23,623)	$(10,689)	$8,386

6.  Inventories:

Inventories were classified and valued as follows:

	Successor	Predecessor
	March 31,	December 31,
	2005	2004
	(as restated)
By type:
Finished products and work in process	$73,885	$47,493
Raw materials and containers	18,133	15,433

	$92,018	$62,926

Valued at lower of cost or market:
LIFO basis	$53,919	$30,675
FIFO basis	4,990	5,218
Average cost basis	33,109	27,033

	$92,018	$62,926

7.  Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, related accumulated depreciation and depreciation expense is as follows:

	Successor	Predecessor
	March 31,	December 31,
	2005	2004

Land	$55,227	$26,406
Buildings	79,817	122,216
Machinery and equipment	222,797	517,799
Construction in progress	11,771	10,911
	369,612	677,332
Less: accumulated depreciation	6,984	443,346

	$362,628	$233,986

Depreciation expense was $6,984 for the seven weeks ended March 31, 2005, $4,290 for the six weeks ended February 11, 2005, and $8,812 for the three months ended March 31, 2004.

8.  Other Intangible Assets:

Gross carrying amounts and accumulated amortization for intangible assets with estimable useful lives are as follows:

	Gross Amounts		Accumulated Amortization
	Successor	Predecessor	Successor	Predecessor
	March 31,	December 31,	March 31,	December 31,
	2005	2004	2005	2004

Customer lists and rights to sell	$1,462	$2,631	$(74)	$(1,074)
Formulations and product technology	79,758	1,570	(907)	(722)
Non compete agreements	10,388	1,150	(457)	(750)
Raw material contracts	43,648	—	—	—
Railcar leases	509	—	(47)	—
Total	$135,765	$5,351	$(1,485)	$(2,546)

9.  Long-term Debt:

The summary of long-term debt is as follows:

	Successor	Predecessor
	March 31,	December 31,
	2005	2004
Senior secured term loans with interest at 5.25% as of March 31, 2005	$335,000	$—
7.50% Senior subordinated notes due 2013	275,000	—
Senior notes Series B with interest at 7.06% as of December 31, 2004	—	32,727
Senior notes due 2007 with interest at 7.84% as of December 31, 2004	—	21,428
Revolving credit agreements	—	5,078
Adjustable Tender Industrial Refunding Revenue Bonds due 2015 with interest at 1.36% as of December 31, 2004	—	9,600
Other	1,227	2,231
	611,227	71,064
Less: current portion	(4,119)	(17,673)
	$607,108	$53,391

In connection with the Transactions, substantially all existing debt as of February 11, 2005 was repaid in the amount of $120,849 including interest and make whole payments.

On February 11, 2005, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in a Rule 144A private placement and received cash proceeds of $267,781 after deduction for underwriting fees and expenses. The notes are senior subordinated obligations of the Company and rank junior to all other senior indebtedness of the Company that does not contain similar subordination provisions. The indenture relating to the notes contains various limitations on the Company’s ability to incur additional indebtedness, pay dividends, sell assets and create liens, among other things. Interest on the notes is payable on February 15 and August 15 of each year. No principal payments are required with respect to the notes prior to their final maturity date. The Company has agreed to file a registration statement with the Securities and Exchange Commission relating to an exchange offer to exchange the notes for registered notes having substantially identical terms.

On February 11, 2005, the Company entered into a senior secured credit facility (“Senior Credit Facility”) having a term loan in the amount of $335,000 with a maturity date of February 11, 2012, and received cash proceeds of approximately $324,950 after deducting underwriting fees and expenses. Interest on the term loan is variable and is equal to LIBOR plus a margin of 2.0%. The Senior Credit Facility requires minimum quarterly principal payments of $838 on the term loan, as well as prepayments from all “net proceeds” received and “excess cash flow,” if applicable. In accordance with the Senior Credit Facility, net proceeds generally relate to proceeds received from the issuance or incurrence of certain indebtedness or proceeds received on the disposition of assets, adjusted for certain costs and expenses, and are payable promptly upon receipt subject, in the case of net proceeds from asset dispositions, to meeting the thresholds described below. Net proceeds prepayments in respect of asset dispositions are not payable unless they are in excess of certain minimum amounts, both on an individual basis for any given disposition and in the aggregate for dispositions that, individually, would not meet the threshold. Excess cash flow is to be calculated annually and is defined as EBITDA adjusted for various expenditures and/or proceeds commencing with the 2005 fiscal year. Prepayments with respect to excess cash flow, if any, are to be made on an annual basis, with the first payment due March 31, 2006. The detailed calculations supporting those two prepayments are defined in the credit agreement. The remaining principal balance of the term loan is due upon maturity.

The Senior Credit Facility also provides for up to $100,000 in revolving credit borrowings. Borrowings under the revolver bear interest at a rate equal to the base or LIBOR rate elected by the Company at the time plus a margin which can range from 0.75% to 2.25%, based on the rate elected and the consolidated leverage ratio of the

Company. In addition, there is an annual maintenance fee equal to 0.5% of the unused revolving credit borrowings available under the Senior Credit Facility. Revolving credit borrowings are payable at the option of the Company throughout the term of the Senior Credit Facility with the balance due February 11, 2011. There were no outstanding revolving credit borrowings under the Senior Credit Facility as of March 31, 2005.

10.    Income Taxes (as restated):

The effective tax benefit rate of 13.8% and 27.2% on the Company’s consolidated pre-tax loss for the seven weeks ended March 31, 2005 and six weeks ended February 11, 2005, respectively, differs from the statutory tax rate of 35.0% principally due to non-deductible and partially deductible costs incurred related to the purchase of the Company. The Successor period is also affected by the U.S. tax effects on the earnings of non-U.S. subsidiaries.

The Company has incurred significant expenses relating to the Transactions and increased interest expense from acquisition indebtedness in 2005. These expenses are projected to substantially reduce its domestic taxable income for the year. These expenses will also significantly limit the Company’s ability to use foreign tax credits to offset U.S. tax on dividends from foreign affiliates, and may result in the Company’s electing to deduct foreign income and withholding taxes rather than claim them as credits for U.S. tax purposes in 2005.

The American Jobs Creation Act of 2004 (the “Act”) was signed into law in October 2004. A provision of the Act allows U.S. companies to repatriate foreign earnings at a substantially reduced tax rate in 2005. The Company is currently evaluating to what extent it will use this provision with regard to the repatriation of foreign earnings in 2005, and has not yet completed its evaluation. A final determination on the extent of use of the repatriation provision is likely in the third quarter of 2005. At that time, the amount of funds to be repatriated and the financial statement impact should be finalized. The possible range of unremitted earnings that is being considered under the provision is $10,000 to $30,000. In addition to funds that may be repatriated in 2005 as part of the Act, management now considers other undistributed earnings in non-U.S. subsidiaries to be available for distribution. These same earnings had previously been considered permanently reinvested by management of the Predecessor. The resulting taxes are accounted for as deferred tax liabilities in purchase accounting.

11.     Benefit Plans:

Net periodic pension expense is as follows:

	U.S. and Canada			Other
	Successor	Predecessor		Successor	Predecessor
	Seven weeks	Six weeks	Three months	Seven weeks	Six weeks	Three months
	ended	ended	ended	ended	ended	ended
	March 31,	February 11,	March 31,	March 31,	February 11,	March 31,
	2005	2005	2004	2005	2005	2004
Service cost	$(494)	$(403)	$(743)	$(471)	$(408)	$(771)
Interest cost	(1,034)	(890)	(1,756)	(172)	(154)	(284)
Expected return on assets	1,174	1,016	2,180	72	64	118
Net amortization	—	(333)	(675)	—	(64)	(134)
Net periodic expense	$(354)	$(610)	$(994)	$(571)	$(562)	$(1,071)

Net periodic retiree health cost is as follows:

	Successor	Predecessor
	Seven weeks	Six weeks	Three months
	ended	ended	ended
	March 31,	February 11,	March 31,
	2005	2005	2004

Service cost	$(93)	$(51)	$(104)
Interest cost	(144)	(127)	(302)
Net amortization	—	(28)	(44)

Net periodic expense	$(237)	$(206)	$(450)

The Company made contributions of $164 and $334 to the U.S. and Canadian pension plans and Other pension plans, respectively, for the three months ended March 31, 2005. For the retiree health plan, the Company contributed $14. In addition, the Company made contributions of approximately $350 to the 401(k) savings plan.

12.       Commitments and Contingencies:

There is a risk of environmental impact in chemical manufacturing operations. The Company’s environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental impact.

The Company is subject to various laws and regulations regarding emissions from its plant locations. These laws and regulations may limit the amount and types of emissions that can be released into the atmosphere. In 2003, following an incident at the Kansas City, Kansas plant in which an emission control device failed, we were issued a draft Consent Agreement from the Kansas Department of Health and Environment (“KDHE”) for operating the plant without such emission control device in place. The Company currently is in discussions with KDHE regarding historical emissions compliance at this facility are awaiting a new draft of the proposed Consent Agreement for further discussion. Although the final Consent Agreement may impose a fine in excess of $100, the Company does not anticipate that the Consent Agreement will otherwise have a material impact on its business. The Company has a reserve in the amount of $250 to cover any fines or capital expenditures imposed or required under the Consent Agreement.

The Company is subject to a cash deficiency agreement related to the $15,000 revolving credit agreement of one of its affiliates, in which it is a general partner. This agreement requires the Company to make certain contributions in order to ensure the affiliate’s compliance with debt covenants. At March 31, 2005, the affiliate had no outstanding balance under their revolving credit agreement and was in compliance with all covenants.

The Company and its subsidiaries have entered into various lease agreements for the rental of office and plant facilities and equipment, substantially all of which are classified as operating leases.

The Company and the committee that administers the Profit Sharing Plan have been advised that certain transactions under the plan involving the Common stock, Series B, held by the plan may have violated certain guidelines which govern sales of securities to the Company. As a result, the Company has recorded a reserve for contingent liabilities of $319 as of March 31, 2005 for the excise tax and applicable interest which may be payable in connection with any such transactions. The Company and the committee are investigating these matters and are considering possible corrective or remedial action, which may require additional cash contributions to the plan and/or plan participants, and payments of penalty taxes under ERISA and the Internal Revenue Code. Based on the investigation to date, the Company is not able to determine whether any such additional liabilities that may be associated with any such corrective action exist. If a corrective or remedial action is required, the range of such additional liabilities is estimated to be between zero and $9,500. As a result of the uncertainty regarding the outcome of the possible corrective or remedial action no provision has been made in its financial statements with respect to this additional contingent liability. Because these estimates are based on the Company’s ongoing investigation, there can be no assurance that actual costs will not materially differ from these estimates.

The Company received a letter dated January 14, 2005 from King County, WA and the King County International Airport (collectively, the “Airport”) reporting that the Boeing Company (“Boeing”) has alleged that paint and reflective glass beads used by the Airport in routine taxiway stripe repainting operations on December 2, 2004, on a particular taxiway at the airfield, did not bond or became loose and were ingested into the jet turbine engines of several of Boeing’s new, ready-for-customer delivery, aircraft. The letter further states that Boeing claimed that as a result of the incident it had replaced engines on fourteen aircraft and there were many more pending. This matter is in a very preliminary stage. No litigation or discovery has commenced. However, there can be no assurance that the Company will not become obligated to contribute significant amounts toward the recovery of losses described in the airport’s letter, or similar ones, or that the circumstances described therein would not be material to its financial position, results of operations or cash flows.

13. Related Party Transactions:

In connection with the Transactions, JP Morgan Partners, LLC (“JPMP”) and the Company entered into a management agreement relating to the provision of certain financial and strategic advisory services and consulting services. The Company paid a one-time fee in the amount of $10,000 on February 11, 2005 for structuring the Transactions. In addition, the Company agreed to pay to the Sponsors an annual monitoring fee equal to $2,000 commencing in 2006. The management agreement will also provide for reimbursement of fees payable by Holdings for the maintenance of its corporate existence, corporate overhead expenses and for salaries and other compensation of certain employees who perform services for both Holdings and the Company.

14.  Business Segments:

The Company’s reportable segments are organized based on the operating divisions within the Company:  Chemicals and Potters. Chemicals develops, manufactures and distributes silicate-based specialty chemicals to mainly large industrial and consumer product companies. Potters manufactures highly engineered solid and hollow glass spheres that are mainly sold to contractors, governmental agencies and manufacturing companies.

The table below presents information about the reported segments:

	Successor	Predecessor
	Seven weeks	Six weeks	Three months
	ended	ended	ended
	March 31,	February 11,	March 31,
	2005	2005	2004
	(as restated)

Net Sales:
Chemicals	$52,701	$48,264	$100,706
Potters	22,512	15,931	38,338
Total	$75,213	$64,195	$139,044

Adjusted EBITDA (1):
Chemical Groups	$14,602	10,440	$23,583
Potters	3,883	2,992	6,759

Segments adjusted EBITDA	$18,485	$13,432	$30,342

(1) Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) consists of EBITDA adjusted for items such as impairment charges, environmental and other expenses, purchase accounting impacts, severance and merger related costs. Management evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. Adjusted EBITDA does not represent cash flow for periods presented and should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flows as a source of liquidity. Adjusted EBITDA as defined by the Company may not be comparable with EBITDA or Adjusted EBITDA as defined by other companies.

A reconciliation from Segments Adjusted EBITDA to pre-tax income follows:

	Successor	Predecessor
	Seven weeks	Six weeks	Three months
	ended	ended	ended
	March 31,	February 11,	March 31,
	2005	2005	2004
	(as restated)

Segments adjusted EBITDA	$18,485	$13,432	$30,342
Less:
Interest expense	5,351	771	1,634
Depreciation and amortization	8,390	4,436	9,057
Impairment/disposal of long-lived assets	(176)	—	700
Corporate expenses	3,465	3,228	7,292
Environmental and other	468	—	(104)
Write off of in-process R&D	3,338	—	—
Inventory step-up	7,700	—	259
Severance	3,887	5,604	700
Merger related costs	18,701	8,713	—
Minority interest	(72)	(59)	(105)
Income (loss) before taxes and minority interest	$(32,567)	$(9,261)	$10,909

15. Guarantor and Nonguarantor Statements:

In connection with the Transactions described in Note 1 and as a part of the related financings, the Company issued $275,000 of 7.5% senior subordinated notes due 2013 in a private placement pursuant to Rule 144A and Regulation S. The notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company, and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries.

The following consolidating financial information presents:

- Consolidating balance sheets as of March 31, 2005 for the Successor and December 31, 2004 for the Predecessor and the related statements of operations and cash flows for the seven weeks ended March 31, 2005 for the Successor and the six weeks ended February 11, 2005 and the three months ended March 31, 2004 for the Predecessor.

- Elimination entries necessary to consolidate the Predecessor and Successor, with their respective guarantor subsidiaries and nonguarantor subsidiaries. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Intercompany sales were not reported as part of the consolidating statements and, therefore, do not require elimination.

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET - SUCCESSOR
March 31, 2005
(in thousands)
(unaudited)
(as restated)

	Parent	Guarantor	Nonguarantor		Consolidated
	company	subsidiaries	subsidiaries	Eliminations	total
ASSETS
Cash and cash equivalents	$9,142	$519	$11,651	$—	$21,312
Receivables, net	31,062	10,392	51,872	—	93,326
Intercompany receivable	—	152,132	—	(152,132)	—
Inventories	25,897	28,020	38,101	—	92,018
Prepaid and other current assets	15,915	78	9,018	—	25,011
Total current assets	82,016	191,141	110,642	(152,132)	231,667
Investments in subsidiaries	542,260	202,307	—	(744,567)	—
Investments in affiliated companies	69,883	2,973	—	—	72,856
Property, plant and equipment, net	134,967	38,553	189,108	—	362,628
Goodwill	73,843	84,463	43,383	—	201,689
Tradenames	20,700	32,600	—	—	53,300
Other intangible assets, net	93,555	30,500	10,225	—	134,280
Other long-term assets	33,233	421	12,911	—	46,565
Total assets	$1,050,457	$582,958	$366,269	$(896,699)	$1,102,985
LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$3,350	$—	$769	$—	$4,119
Cash overdraft	2,271	475	—	—	2,746
Accounts payable	9,033	3,612	23,951	—	36,596
Intercompany payable	93,917	—	58,215	(152,132)	—
Accrued liabilities	25,727	3,024	14,559	—	43,310
Total current liabilities	134,298	7,111	97,494	(152,132)	86,771
Long-term debt	606,650	—	458	—	607,108
Deferrred income taxes	111,569	33,587	36,160	—	181,316
Other long-term liabilities	57,964	—	24,128	—	82,092
Minority interest in equity of subsidiaries	—	—	5,722	—	5,722
Commitments and contingencies
Stockholders’ equity	139,976	542,260	202,307	(744,567)	139,976
Total liabilities and stockholders’ equity	$1,050,457	$582,958	$366,269	$(896,699)	$1,102,985

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET - PREDECESSOR
December 31, 2004
(in thousands)
(unaudited)

	Parent	Guarantor	Nonguarantor		Consolidated
	company	subsidiaries	subsidiaries	Eliminations	total
ASSETS
Cash and cash equivalents	$2,035	$348	$10,426	$—	$12,809
Receivables, net	28,519	11,012	49,800	—	89,331
Intercompany receivable	—	150,732	—	(150,732)	—
Inventories	15,140	15,535	32,251	—	62,926
Prepaid and other current assets	8,345	152	7,421	—	15,918
Total current assets	54,039	177,779	99,898	(150,732)	180,984
Investments in subsidiaries	332,871	129,240	—	(462,111)	—
Investments in affiliated companies	20,765	4,090	2,450	—	27,305
Property, plant and equipment, net	100,822	21,854	111,310	—	233,986
Goodwill	6,344	7,000	15,649	—	28,993
Other intangible assets, net	857	400	1,548	—	2,805
Other long-term assets	15,312	425	19,703	—	35,440
Total assets	$531,010	$340,788	$250,558	$(612,843)	$509,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable and current maturities of long-term debt	$11,234	$—	$6,439	$—	$17,673
Cash overdraft	3,675	978	—	—	4,653
Accounts payable	12,694	3,188	27,111	—	42,993
Intercompany payable	105,662	—	45,070	(150,732)	—
Accrued liabilities	27,984	3,327	17,645	—	48,955
Total current liabilities	161,249	7,493	96,265	(150,732)	114,274
Long-term debt	52,522	—	869	—	53,391
Deferred income taxes	2,870	424	1,817	—	5,111
Other long-term liabilities	34,078	—	18,330	—	52,408
Minority interest in equity of subsidiaries	—	—	4,038	—	4,038
Commitments and contingencies
Shares subject to mandatory redemption	6,361	—	—	—	6,361
Stockholders’ equity	273,930	332,871	129,240	(462,111)	273,930
Total liabilities and stockholders’ equity	$531,010	$340,788	$250,559	$(612,843)	$509,513

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - SUCCESSOR
For the seven weeks ended March 31, 2005
(in thousands)
(unaudited)
(as restated)

	Parent	Guarantor	Nonguarantor		Consolidated
	company	subsidiaries	subsidiaries	Eliminations	total

Sales	$29,712	$8,685	$36,816	$—	$75,213
Cost of goods sold	22,908	6,549	36,724	—	66,181
Gross profit	6,804	2,136	92	—	9,032
Selling, general and administative expenses	10,119	1,983	4,570	—	16,672
Other operating expense	16,148	350	132	—	16,630
Operating income	(19,463)	(197)	(4,610)	—	(24,270)
Equity in net income (loss) of affiliated companies	3,105	(3,289)	87	4,256	4,159
Interest expense, net	5,169	—	182	—	5,351
Other expense (income)	8,948	(2,576)	733	—	7,105
Income (loss) before taxes and minority interest	(30,475)	(910)	(5,438)	4,256	(32,567)
Provision (benefit) for income taxes	(2,318)	64	(2,228)	—	(4,482)
Minority interest	—	—	72	—	72
Net (loss) income	$(28,157)	$(974)	$(3,282)	$4,256	$(28,157)

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - PREDECESSOR
For the six weeks ended February 11, 2005
(in thousands)
(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total
Sales	$25,193	$7,445	$31,557	$—	$64,195
Cost of goods sold	19,177	5,526	23,873	—	48,576

Gross profit	6,016	1,919	7,684	—	15,619

Selling, general and administative expenses	5,740	1,689	3,792	—	11,221
Other operating expense	12,142	12	113	—	12,267

Operating (loss) income	(11,866)	218	3,779	—	(7,869)

Equity in net income (loss) of affiliated companies	5,048	2,602	74	(7,989)	(265)
Interest expense, net	615	—	156	—	771
Other expense (income)	3,051	(2,766)	71	—	356

Income (loss) before taxes and minority interest	(10,484)	5,586	3,626	(7,989)	(9,261)

Provision (benefit) for income taxes	(3,686)	204	960	—	(2,522)
Minority interest	—	—	59	—	59

Net (loss) income	$(6,798)	$5,382	$2,607	$(7,989)	$(6,798)

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS - PREDECESSOR
For the three months ended March 31, 2004
(in thousands)
(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Sales	$58,634	$16,770	$63,640	$—	$139,044
Cost of goods sold	44,645	12,751	47,128	—	104,524

Gross profit	13,989	4,019	16,512	—	34,520

Selling, general and administative expenses	10,900	3,501	8,107	—	22,508
Other operating expense	555	25	119	—	699

Operating income	2,534	493	8,286	—	11,313

Equity in net income (loss) of affiliated companies	7,832	5,402	125	(11,206)	2,153
Interest expense, net	1,554	7	73	—	1,634
Other expense (income)	397	(842)	1,368	—	923

Income (loss) before income taxes and minority interest	8,415	6,730	6,970	(11,206)	10,909

Provision for income taxes	1,266	833	1,556	—	3,655
Minority interest	—	—	105	—	105

Net income (loss)	$7,149	$5,897	$5,309	$(11,206)	$7,149

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - SUCCESSOR
For the seven weeks ended March 31, 2005
(in thousands)
(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash (used) provided by operating activities	$(37,761)	$1,099	$3,652	$—	$(33,010)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,359)	(423)	(1,307)	—	(3,089)
Merger consideration	(626,000)	—	—	—	(626,000)
Merger costs	(6,485)	—	—	—	(6,485)

Net cash used for investing activities	(633,844)	(423)	(1,307)	—	(635,574)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	4,960	(503)	(6,347)	—	(1,890)
Issuance of long-term debt	335,000	—	—	—	335,000
Issuance of senior notes	275,000	—	—	—	275,000
Debt acquisition costs	(16,503)	—	—	—	(16,503)
Repayments of long-term debt	(114,524)	—	—	—	(114,524)
Equity contribution	163,600	—	—	—	163,600

Net cash provided by (used in) financing activities	647,533	(503)	(6,347)	—	640,683

Effect of exchange rate changes on cash	—	—	456	—	456

Net change in cash and cash equivalents	(24,072)	173	(3,546)	—	(27,445)

Cash and cash equivalents at beginning of period	33,214	346	15,197	—	48,757

Cash and cash equivalents at end of period	$9,142	$519	$11,651	$—	$21,312

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - PREDECESSOR
For the six weeks ended February 11, 2005
(in thousands)
(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash (used) provided by operating activities	$(13,627)	$71	$6,591	$—	$(6,965)

Cash flows from investing activities:
Purchases of property, plant and equipment	(1,165)	(73)	(1,120)	—	(2,358)

Net cash used for investing activities	(1,165)	(73)	(1,120)	—	(2,358)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	44,857	—	—	—	44,857
Proceeds from issuance of treasury stock	1,161	—	—	—	1,161
Purchase of stock	(47)	—	—	—	(47)

Net cash provided by (used in) financing activities	45,971	—	—	—	45,971

Effect of exchange rate changes on cash	—	—	(700)	—	(700)

Net change in cash and cash equivalents	31,179	(2)	4,771	—	35,948

Cash and cash equivalents at beginning of period	2,035	348	10,426	—	12,809

Cash and cash equivalents at end of period	$33,214	$346	$15,197	$—	$48,757

PQ CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS - PREDECESSOR
For the three months ended March 31, 2004
(in thousands)
(unaudited)

	Parent company	Guarantor subsidiaries	Nonguarantor subsidiaries	Eliminations	Consolidated total

Net cash (used) provided by operating activities	$(2,379)	$(7,497)	$15,758	$—	$5,882

Cash flows from investing activities:
Proceeds from sale of capital assets	—	—	2	—	2
Purchases of property, plant and equipment	(1,494)	(752)	(2,057)	—	(4,303)

Net cash used for investing activities	(1,494)	(752)	(2,055)	—	(4,301)

Cash flows from financing activities:
Notes payable and cash overdrafts, net	(4,700)	—	(2,114)	—	(6,814)
Issuance of long-term debt	11,500	—	(4,700)	—	6,800
Repayments of long-term debt	—	—	(246)	—	(246)
Proceeds from issuance of treasury stock	54	—	—	—	54
Purchase of stock	(966)	—	—	—	(966)
Distributions to minority interest	—	—	(75)	—	(75)
Cash dividends	(2,718)	8,300	(8,300)	—	(2,718)

Net cash provided by (used in) financing activities	3,170	8,300	(15,435)	—	(3,965)

Effect of exchange rate changes on cash	—	—	(13)	—	(13)

Net change in cash and cash equivalents	(703)	51	(1,745)	—	(2,397)

Cash and cash equivalents at beginning of year	1,377	64	9,343	—	10,784

Cash and cash equivalents at end of year	$674	$115	$7,598	$—	$8,387